Kevin L. Crudden

Senior Vice President & General Counsel

December 2, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:                             Digital River, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 000-24643

Dear Mr. Krikorian:

On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated November 18, 2014 (the “Comment Letter”) regarding the Company’s disclosures in its filing identified above.

RESPONSE TO STAFF COMMENTS

The Company acknowledges the Staff’s comments and respectfully submits the following responses.  The text of the Staff’s comments has been reproduced below, for your convenience.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49

Comment 1.  We note from your fourth quarter earnings call transcript that your Commerce customer retention metric remained at 93% in the fourth quarter.  In addition, we note that your fourth quarter metric for Payments remained at 100% consistent with the second and third quarters of 2013.  Please tell us your consideration of providing your customer retention rates for each period presented as well as a discussion of any trends or uncertainties.  We refer to your Section III.B.1 of SEC Release No. 33-8350.

Response 1.  The reporting of our customer retention metric in our earnings calls began during the third quarter of 2013 using data that was compiled for the first time in the second quarter of 2013.  We now consider this to be a key performance indicator, and as such, under the guidance of Section III.B.1 of SEC Release No. 33-8350, we will include this metric in future MD&A presentations with discussion of the calculation and trends impacting the metric for all periods presented.

Securities and Exchange Commission

December 2, 2014

Comment 2.  We note from your fourth quarter earnings call transcript that in Commerce, you processed just over $2 billion for the trailing 12 months ended December 31, a 4% increase compared to the trailing 12 months ending in September 2013.  We further note that gross volume processed by Payments was $28 billion for the trailing 12 months ended December 31 versus $26 billion, an increase of 7% over the dollar volume processed over the trailing 12 months ended in September.  Please tell us your consideration of providing enhanced disclosures in your MD&A to discuss how your Commerce and Payment revenues are impacted by price and volume for each period presented.  We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release 33-8350.

Response 2.  We considered the guidance of Item 303(a)(3)(iii) of Regulation S-K in preparing our MD&A disclosures and note that we provided separate discussions for our two lines of revenue, commerce and payments, and identified the major drivers of the fluctuations for each line of revenue in each of the periods presented.  The reporting of our gross volume metric in our earnings calls began during the third quarter of 2013 using data that was compiled for the first time in the second quarter of 2013. We now consider this to be a key performance indicator, and as such, under the guidance of Section III.B.1 of SEC Release No. 33-8350, we will include this metric in future MD&A presentations with discussion of the calculation and its trending provided for all periods presented.  Additionally, we will include discussion regarding how changes in gross transaction volume correspond to changes in revenue levels for both our commerce and payments revenue streams.

Consolidated Financial Statements

Note 1.  Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 70

Comment 3.  Please explain your basis for recognizing site setup services over the term of the associated contract rather than the expected customer life.  In this respect, we note that you do not have standalone value for these services.  We refer you to the guidance in footnote 39 of SAB Topic 13(A)(3)(f).

Response 3.  Due to the level of customer attrition we have experienced in the past, Management believes the contracted period (at least 1 to 2 years) is a reasonable and appropriate proxy for expected customer life.  Our typical arrangements contain little to no set-up fees, with total associated revenue representing only 1.7%, 2.0% and 3.2% of consolidated revenue for the years ended December 31, 2011, 2012 and 2013, respectively.  We continue to evaluate the expected life of the customer and will adjust the period of amortization in the future as necessary.

Securities and Exchange Commission

December 2, 2014

Reclassifications, page 73

Comment 4.  We note that you have reclassified certain payment processing fees, chargebacks, and directly related personnel expenses previously reported from the “Sales and marketing” and “General and administrative” line items to the “Direct cost of services” line item as these costs are associated directly with services rendered.  Please explain your basis for previously including these expenses in “Sales and marketing” and “General and administrative” if these expenses are associated directly with services rendered.  Also, please tell us how you determined that this was a reclassification rather than an error and refer to the authoritative guidance you relied upon.

Response 4.  Digital River’s business and product offerings have expanded over time.  Initially payment processing was not an integral part of our business and was provided only through 3rd party vendors.  This additional service was seen as more of a sales tool than as part of our key ecommerce offering.  Payment processing has evolved into an in-house service offered to both our ecommerce clients and as a stand-alone offering.  As a result of the acquisition of a new payments business in January 2013, we re-evaluated these costs and determined that it was appropriate to reclassify payment processing fees and chargebacks to direct cost of sales.

ASC 705 - Cost of Sales and Services does not provide specific guidance regarding the types of expenses which should be classified to direct cost of sales.  The reclassification does not result from a mathematical mistake, a mistake in the application of GAAP or oversight or misuse of facts that existed at the time the financial statements were prepared, therefore we do not consider the previous presentation to be an error.  We did, however, consider the guidance of ASC 250-10-45-22 to 24 and the guidance from the SEC’s Staff Accounting Bulletin No. 99 — Materiality.  Neither revenue, net income, nor operating income were impacted by the change because the reclassification is entirely within operating expenses and no measure of gross margin is included in the financial statements.  Therefore, even if the prior classification was considered an error, the Company believes that there is a very low probability that the judgment of a reasonable person relying upon the Company’s financial statements would have been changed or influenced had these items been presented differently during the period of occurrence.  As such, we concluded that no restatement of prior periods was necessary or appropriate, but rather followed the guidance of ASC 205-10-50-1 and ensured that sufficient

Securities and Exchange Commission

December 2, 2014

information was available to the readers of the financial statements to enable them to determine the impact of the reclassification on prior periods.

Note 6.  Stock Based Compensation, page 83

Comment 5.  Please tell us your consideration of disclosing the methods used to determine the risk-free interest rate; expected life; volatility factor; and expected dividends for each period presented.  We refer you to ASC 718-10-50-2(f).

Response 5.  The majority of our stock based compensation is related to the granting of restricted stock, for which the only relevant factors in establishing compensation expense are the vesting period, the grant date stock price, and the expected forfeiture rate.  Risk-free interest rate, expected life, volatility factor, and expected dividends, relate only to our employee stock purchase plan and our performance share units, which constituted 3.0%, 3.5% and 7.8% of total stock compensation expense in 2011, 2012, and 2013, respectively.  We considered these materiality levels when determining the appropriate extent of disclosure in accordance with ASC 718-10-50-2(f).  In future filings, we will disclose that the expected life input is based on historical exercise patterns and post-vesting termination behavior, the risk-free interest rate input is based on U.S. Treasury instruments, the annualized dividend yield input is zero as Digital River has never issued dividends and the volatility input is calculated based on the historical volatility of our publicly traded stock.

Signatures, page 107

Comment 6.  We note that you have not identified the principal accounting officer on the signatures page.  Refer to General Instruction D(2)(a) of Form 10-K and advise.

Response 6.  Stefan B. Schulz, who is our Chief Financial Officer and Treasurer and is identified on the signature page as our principal financial officer, also serves as our principal accounting officer.  In future filings, we will include a notation identifying Mr. Schulz as principal accounting officer as well as principal financial officer.

* * * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 2, 2014

Please direct any further questions or comments concerning this response letter to me at (952) 540-3050.

Sincerely,

DIGITAL RIVER, INC.

By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Senior Vice President and General Counsel

cc:                                Morgan Youngwood, Securities and Exchange Commission

David C. Dobson, Chief Executive Officer, Digital River, Inc.

Stefan B. Schulz, Chief Financial Officer, Digital River, Inc.